Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-115595
333-142241

Issuer:	Hardinge Inc.

Symbol:	HDNG

Exchange:	Nasdaq Global Select Market

Shares Offered:	2,220,000 shares of Common Stock

Over-Allotment Option:	333,000 shares of Common Stock

Public Offering Price Per Share:	$23.50

Underwriting Discounts and Commissions Per Share:	$1.41

Net Proceeds:

Hardinge will receive net proceeds from this offering of approximately $48.6 million (approximately $55.9 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by Hardinge.

Use of Proceeds:

Hardinge intends to use all $48.6 million of the net proceeds of this offering ($53.0 million if the over-allotment option is exercised in full) to pay down indebtedness under its U.S. overdraft and revolving line of credit facilities. If the over-allotment option is exercised in full, Hardinge intends to use the remaining net proceeds for general corporate purposes.

Capitalization:

The following table shows Hardinge’s cash, cash equivalents and investments and capitalization as at December 31, 2006 on an actual basis and on an as adjusted basis to give effect to the sale of Hardinge’s common shares in this offering and the application of the net proceeds received by Hardinge in the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

	December 31, 2006
	Actual	As Adjusted
	In thousands
Cash, cash equivalents and investments	$6,762	$6,762

Notes payable	$4,525	$1,206
Current portion of long-term debt	5,758	5,758
Long-term debt, excluding current portion	67,578	22,307
Total debt	$77,861	$29,271

Shareholders’ equity
Common stock, $0.01 par value; 20,000,000 shares authorized and 8,836,875 shares outstanding (actual at December 31, 2006); 11,056,875 shares outstanding at December 31, 2006 (as adjusted)	$99	$121
Additional paid-in capital	59,741	108,309
Retained earnings	116,438	116,438
Treasury shares	(13,916)	(13,916)
Accumulated other comprehensive (loss) income	(5,253)	(5,253)
Total shareholders’ equity	$157,109	$205,699
Total capitalization	$234,970	$234,970

Number of Shares of Common Stock Outstanding After the Offering (based on number of shares outstanding as of March 22, 2007):	11,110,859 (11,443,859 if the underwriters’ over-allotment option is exercised in full)

Trade Date:	April 20, 2007

Settlement Date:	April 25, 2007

Underwriters:	Jefferies & Company, Inc.
J.P. Morgan Securities Inc.

The issuer filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in or incorporated in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. toll-free at 1-800-933-6656 or by faxing Jefferies & Company, Inc. at (212) 284-2208.